Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and the related notes incorporated in this offering memorandum by reference to our 2020 Annual Report, our unaudited interim condensed consolidated financial statements and the related notes included in our current report on Form 6-K furnished with the SEC on November 18, 2021, which is incorporated by reference into this offering memorandum, and “Item 5. Operating and Financial Review and Prospects” in our 2020 Annual Report. This discussion contains forward-looking statements that involve risks and uncertainties about our business and operations. Our actual results may differ materially from those we currently anticipate as a result of various factors, including those we describe under “Risk Factors” and elsewhere in this offering memorandum.

Key Factors Affecting Our Results of Operations

User growth and engagement

Our business depends on our ability to grow our user base, and maintain and increase user engagement. We have experienced rapid user growth since our inception. The following table sets forth our average MAUs for each of the quarters indicated:

	For the Three Months Ended
	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021	June 30, 2021	September 30, 2021
	(In millions)
Average MAUs(1)	101.3	110.4	127.9	130.3	172.4	171.6	197.2	202.0	223.3	237.1	267.2

Note:

(1)

Our MAUs include mobile apps MAUs and PC MAUs after eliminating duplicates of users who utilize both terminals. We calculate mobile apps MAUs based on the number of mobile devices (including smart TV and other smart devices) that launched our mobile apps during a given month.

Our active users generally view and consume a multitude of content offered on our platform, including videos, live broadcasting, mobile games and other content. The number of our users and the level of their engagement on our platform affect our revenues. We derive a significant portion of revenue from our mobile game services. The mobile game user base growth and engagement are primarily driven by the launch of new games and the release of updates of our existing games. We witnessed strong growth in the revenues generated from VAS due to the increasing number of subscribers of our premium membership program and active viewers of our live broadcasting. We also generate advertising revenues from advertisers driven by the size of our user base, the engagement of our users and our brand equity.

We will continue to implement our strategy to grow our user base and increase penetration in Generation Z+ and attract users from wider demographics. We will continue to support our PUGV content creators, enrich video content, strengthen our brand recognition and invest in user acquisition.

Our provision and commercialization of diversified product and service offerings

Our revenues and results of operations depend on our ability to convert more users to paying users and to increase their spending on our platform, which is driven by our provision of diversified product and service offerings appealing to our users. Paying users on our platform refer to users who make payments for various products and services on our platform, including purchases in mobile games offered on our platform, and payments for VAS (excluding purchase on our e-commerce platform). A user who makes payments across different products and services offered on our platform using the same registered account is counted as one paying user.

The following table sets forth our average MAUs, our average monthly paying users, and average monthly revenue per paying user for each of the quarters indicated:

	For the Three Months Ended
	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021	June 30, 2021	September 30, 2021
	(In millions)
Average MAUs	101.3	110.4	127.9	130.3	172.4	171.6	197.2	202.0	223.3	237.1	267.2
Average monthly paying users	5.7	6.3	7.9	8.8	13.4	12.9	15.0	17.9	20.5	20.9	23.9

	(in RMB)
Average monthly revenue per paying user	67.6	66.4	58.1	54.5	48.3	53.8	50.1	44.2	43.4	45.8	46.0

The number of average monthly paying users has generally been increasing primarily attributable to the popularity of our premium membership program driven by the high-quality content that we offer, the expansion of our mobile games operations and diversification of other value-added services offerings. The occasional decrease of our average monthly revenue per paying user was mainly due to a substantial increase in the number of paying users attributable to our premium membership program, who on average make lower payments than other paying users such as those for the mobile games. Paying users who subscribe to our premium membership program are likely to consume derivative products of their interested OGV on our platform. For example, while enjoying an anime in our content library, such paying users are also likely to pay for the games developed based on that anime offered on our platform, the same theme of comic books, audio dramas, and figure toys of the characters in the anime. We see large commercial potentials in the derivative content consumptions.

We are continuing to diversify our product and service offerings and refine our commercialization avenues without compromising user experience. We will continue our efforts to enrich our content library, including PUGV, live broadcasting, OGV and mobile games, to convert more users to paying users. We plan to launch more high-quality games to satisfy our users’ evolving needs. In addition, we expect to witness increased revenues from advertising, as advertisers across different industries are turning to Bilibili to tap into the coveted Generation Z+ in China. We will also continue to develop our live broadcasting and other VAS. Our revenue growth will be affected by our ability to effectively execute our commercialization strategies and expand our paying user base.

Our brand recognition and market leadership

Our brand recognition as a leading video community among the Generation Z+ in China is crucial for us to attract and retain users, content creators and our business partners, and increase our revenues. We will continue to promote our brand name among broader young generations and increase our appeal to mass market.

Our ability to manage our costs and expenses

Our results of operations depend on our ability to manage our costs and expenses. Our cost of revenues consists primarily of revenue-sharing costs, content costs, server and bandwidth service costs and e-commerce and other costs. We expect our revenue-sharing costs to increase in absolute amount due to our business expansion in mobile games, live broadcasting and advertising businesses. We expect our content costs to increase in absolute amount as we continue to produce and procure high-quality content for our users. In addition, we expect the absolute amount of our server and bandwidth costs and our e-commerce and other costs to increase as we grow our business. We will also continue the investment in our brand recognition and user base for our long-term success, therefore we expect our sales and marketing expenses to increase in absolute amount as well.

Investment in technology and talent

Our technology is critical for us to better understand our users, improve user experience, maintain a vibrant community, and execute our commercialization strategy. Our current research and development efforts are primarily focused on enhancing our artificial intelligence technology, big data analytics capabilities and cloud technology, which we believe are crucial for us to develop user insights so as to provide more relevant and engaging content to our users and to improve our operating efficiency. In addition, there is a strong demand in China’s internet industry for talented and experienced personnel. We must recruit, retain and motivate talented employees while controlling our personnel-related expenses, including share-based compensation expenses.

Impact of COVID-19 on Our Operations and Financial Performance

A substantial majority of our revenues and workforce are concentrated in China. In early 2020, to contain the spread of COVID-19, the Chinese government had taken certain emergency measures, including extension of the Lunar New Year holidays, implementation of travel bans, blockade of certain roads and closure of factories and businesses. These emergency measures have been significantly relaxed by the Chinese government as of the date of this offering memorandum. However, there has been occasional outbreaks of COVID-19 in various cities in China, and the Chinese government may again take measures to keep COVID-19 in check. The COVID-19 pandemic has caused delays in the delivery of the merchandise sold on our platform to the customers in the first quarter of 2020. The delivery has been gradually recovering since the second quarter of 2020. We have experienced a significant increase in the size and engagement of our active user base during the first quarter of 2020 partly due to the shelter-in-place restrictions in China, and we have been able to maintain the momentum of user acquisition and engagement since then. Our MAU increased by 35.4% of the third quarter of 2021 compared with the third quarter of 2020 as COVID-19 subsided. However, there remain significant uncertainties surrounding COVID-19 and its further development as a global pandemic. Hence, the extent of the business disruption and the related impact on our financial results and outlook cannot be reasonably estimated at this time. See also “Risk Factors—Risks Related to Our Business and Industry— We face risks related to natural disasters, health epidemics and other outbreaks, such as the COVID-19 Pandemic, which could significantly disrupt our operations.”

As of September 30, 2021, our cash and cash equivalents, time deposits, as well as short-term investments were RMB24.4 billion (US$3.8 billion). Our principal sources of liquidity have been cash generated from operating activities, as well as the proceeds we received from our public offerings of ordinary shares and our offerings of convertible senior notes and other financing activities.

We believe this level of liquidity is sufficient to successfully navigate an extended period of uncertainty. See also “Risk Factors—Risks Related to Our Business and Industry—We face risks related to natural disasters, health epidemics and other outbreaks, such as the COVID-19 Pandemic, which could significantly disrupt our operations.”

Key Components of Results of Operations

Net revenues

The following table sets forth the components of our net revenues by amounts and percentages of our total net revenues for the periods presented:

	For the Year Ended December 31,						For the Nine Months Ended September 30,
	2018		2019		2020		2020		2021
	RMB	%	RMB	%	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Net revenues:
Mobile games	2,936,331	71.1%	3,597,809	53.1%	4,803,382	40.0%	3,673,726	45.0%	3,795,576	589,064	27.9%
VAS	585,643	14.2%	1,641,043	24.2%	3,845,663	32.0%	2,598,437	31.8%	5,040,368	782,253	37.1%
Advertising	463,490	11.2%	817,016	12.1%	1,842,772	15.4%	1,120,348	13.7%	2,935,805	455,630	21.6%
E-commerce and others	143,467	3.5%	722,054	10.6%	1,507,159	12.6%	766,338	9.5%	1,831,152	284,190	13.4%

Total net revenues	4,128,931	100.0%	6,777,922	100.0%	11,998,976	100.0%	8,158,849	100.0%	13,602,901	2,111,137	100.0%

Mobile games. We primarily offer exclusively distributed mobile games and jointly operated mobile games developed by third-party game developers. For exclusively distributed mobile games, we are responsible for game launch, hosting and maintenance of game servers, game promotions and customer services. We also develop localized versions for games licensed from overseas developers. For jointly operated mobile game services, we provide our mobile game platform for mobile games developed by third-party developers. We earn game distribution service revenue within the applicable contract periods by providing payment solutions and game promotion services, while game developers are responsible for providing game products, hosting and maintaining game servers and determining the pricing of in-game virtual items. As of September 30, 2021, we operated 57 exclusively distributed mobile games and hundreds of jointly operated mobile games. Our revenues from mobile games depend on the number of paying users, and ultimately are determined by our ability to select, procure and offer engaging games tailored to our platform and our user preferences. We expect revenues from mobile games to continue to grow in absolute amount. At the same time, we expect greater contribution by revenues from other streams of business as we take initiatives to grow our VAS, advertising and E-commerce and other businesses.

VAS. We primarily generate VAS revenues from (i) subscription fees of our premium membership program, which offers paying members benefits including exclusive or advanced access to certain OGV, and (ii) sales of in-channel virtual items for use in our live broadcasting so that users can send them to hosts to show their support, which comprise of either consumable items, such as gifts and items that create special visual effects, or time-based items, such as privileges and titles. Meanwhile, we also generate revenues from other VAS including sales of paid content and virtual items on our video, audio and comic platforms. We expect revenues from VAS to continue to grow driven by the increasing popularity of our premium membership programs and live broadcasting and other VAS.

Advertising. We generate advertising revenues primarily from brand advertising and performance-based feed advertisements. Brand advertisements primarily appear on the app opening page, the top banner, the website home page banner and the inline video feed alongside organic feeds. Brand advertisements can also be customized according to advertisers’ need and appeared in Bilibili-produced OGV or events. Performance-based advertisements primarily appear as inline video feeds alongside with organic feeds. Leveraging our deep user insight, we can push the advertisements to users who are most likely to be interested. We have also worked with our content creators and licensed content providers to offer advertisers customized native advertisements. We expect our advertising revenues to increase in the foreseeable future as we continue to introduce new advertising and marketing solutions and attract more advertisers.

E-commerce and others. Our e-commerce and others primarily consist of sales of products on our e-commerce platform. We expect an increase in e-commerce and others in the foreseeable future considering the growing demand for ACG-related products from our users.

Cost of revenues

The following table sets forth the components of our cost of revenues by amounts and percentages of cost of revenues for the periods presented:

	For the Year Ended December 31,						For the Nine Months Ended September 30,
	2018		2019		2020		2020		2021
	RMB	%	RMB	%	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Cost of revenues:
Revenue-sharing costs	1,630,881	49.8%	2,494,416	44.6%	4,366,490	47.7%	3,095,610	49.4%	5,304,845	823,299	49.8%
Content costs	543,009	16.6%	1,001,600	17.9%	1,875,546	20.5%	1,138,937	18.2%	1,868,595	290,001	17.5%
Server and bandwidth costs	618,737	18.9%	919,753	16.5%	1,141,257	12.5%	838,988	13.4%	1,098,202	170,438	10.3%
E-commerce and others	480,866	14.7%	1,171,904	21.0%	1,775,507	19.3%	1,189,262	19.0%	2,385,914	370,289	22.4%

Total cost of revenues	3,273,493	100.0%	5,587,673	100.0%	9,158,800	100.0%	6,262,797	100.0%	10,657,556	1,654,027	100.0%

Revenue-sharing costs consist of fees paid to game developers, distribution channels (app stores) and payment channels, and fees we share with hosts of our live broadcasting and content creators in accordance with our revenue-sharing arrangements. Content costs mainly consist of amortized costs of purchased licensed content from copyright owners or content distributors and our production costs. Server and bandwidth costs are the fees we pay to telecommunication carriers and other service providers for telecommunication services, hosting our servers at their internet data centers, and providing content delivery network and application services. E-commerce and others consist of cost of goods sold associated with our e-commerce business, staff cost, depreciation and others.

Operating expenses

The following table sets forth the components of our operating expenses by amounts and percentages of operating expenses for the periods presented:

	For the Year Ended December 31,						For the Nine Months Ended September 30,
	2018		2019		2020		2020		2021
	RMB	%	RMB	%	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Operating expenses:
Sales and marketing expenses	585,758	37.0%	1,198,516	44.6%	3,492,091	58.4%	2,471,403	59.8%	4,033,248	625,950	54.7%
General and administrative expenses	461,165	29.1%	592,497	22.1%	976,082	16.3%	633,263	15.3%	1,299,386	201,662	17.6%
Research and development expenses	537,488	33.9%	894,411	33.3%	1,512,966	25.3%	1,028,993	24.9%	2,042,245	316,951	27.7%

Total operating expenses	1,584,411	100.0%	2,685,424	100.0%	5,981,139	100.0%	4,133,659	100.0%	7,374,879	1,144,563	100.0%

Sales and marketing expenses. Sales and marketing expenses consist primarily of general marketing and promotional expenses, as well as salaries and benefits, including share-based compensation expenses, for our sales and marketing personnel. We expect our sales and marketing expenses to increase in absolute amounts in the foreseeable future as we increase our investment in boasting our brand recognition, user base and market leadership and promoting our services.

General and administrative expenses. General and administrative expenses consist primarily of salaries and other compensation-related expenses, including share-based compensation expenses for our general and administrative personnel, professional fees, rental expenses and allowance for doubtful accounts. We expect our general and administrative expenses to increase in absolute amounts in the foreseeable future due to the anticipated growth of our business as well as accounting, insurance, investor relations and other public company costs.

Research and development expenses. Research and development expenses consist primarily of salaries and benefits, including share-based compensation expenses, for research and development personnel dedicated to the development and enhancement of our app/websites and development of online games. We expect our research and development expenses to increase as we expand our research and development team, to enhance our artificial intelligence technology, big data analytics capabilities and cloud technology and develop new features and functionalities on our platform.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods presented, both in absolute amount and as a percentage of our revenues for the periods presented. This information should be read together with our consolidated financial statements and the related notes incorporated in this offering memorandum by reference to our 2020 Annual Report and our unaudited interim condensed consolidated financial statements and the related notes incorporated by reference into this offering memorandum. The results of operations in any period are not necessarily indicative of our future trends.

	For the Year Ended December 31,						For the Nine Months Ended September 30,
	2018		2019		2020		2020		2021
	RMB	%	RMB	%	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Net revenues	4,128,931	100.0%	6,777,922	100.0%	11,998,976	100.0%	8,158,849	100.0%	13,602,901	2,111,137	100.0%

Cost of revenues(1)	(3,273,493)	(79.3)%	(5,587,673)	(82.4)%	(9,158,800)	(76.3)%	(6,262,797)	(76.8)%	(10,657,556)	(1,654,027)	(78.3)%

Gross profit	855,438	20.7%	1,190,249	17.6%	2,840,176	23.7%	1,896,052	23.2%	2,945,345	457,110	21.7%
Operating expenses:
Sales and marketing expenses(1)	(585,758)	(14.2)%	(1,198,516)	(17.7)%	(3,492,091)	(29.1)%	(2,471,403)	(30.3)%	(4,033,248)	(625,950)	(29.6)%
General and administrative expenses(1)	(461,165)	(11.2)%	(592,497)	(8.7)%	(976,082)	(8.1)%	(633,263)	(7.8)%	(1,299,386)	(201,662)	(9.6)%
Research and development expenses(1)	(537,488)	(13.0)%	(894,411)	(13.2)%	(1,512,966)	(12.6)%	(1,028,993)	(12.6)%	(2,042,245)	(316,951)	(15.0)%

Total operating expenses	(1,584,411)	(38.4)%	(2,685,424)	(39.6)%	(5,981,139)	(49.8)%	(4,133,659)	(50.7)%	(7,374,879)	(1,144,563)	(54.2)%

Loss from operations	(728,973)	(17.7)%	(1,495,175)	(22.0)%	(3,140,963)	(26.1)%	(2,237,607)	(27.5)%	(4,429,534)	(687,453)	(32.5)%
Other income/(expenses):
Investment income/(losses), net (including impairments)	96,440	2.3%	96,610	1.4%	28,203	0.2%	19,187	0.2%	(100,852)	(15,652)	(0.7)%
Interest income	68,706	1.7%	162,782	2.4%	83,301	0.7%	68,306	0.8%	43,784	6,795	0.3%
Interest expense	—	—	(46,543)	(0.7)%	(108,547)	(0.9)%	(73,804)	(0.9)%	(105,370)	(16,353)	(0.8)%
Exchange (losses)/gains	(1,661)	(0.0)%	(11,789)	(0.2)%	41,717	0.3%	28,329	0.3%	(19,560)	(3,036)	(0.1)%
Others, net	26,455	0.6%	26,412	0.4%	95,641	0.8%	23,891	0.3%	(38,938)	(6,043)	(0.3)%

Loss before tax	(539,033)	(13.1)%	(1,267,703)	(18.7)%	(3,000,648)	(25.0)%	(2,171,698)	(26.8)%	(4,650,470)	(721,742)	(34.1)%

Income tax	(25,988)	(0.6)%	(35,867)	(0.5)%	(53,369)	(0.4)%	(38,608)	(0.5)%	(62,502)	(9,700)	(0.5)%

Net loss	(565,021)	(13.7)%	(1,303,570)	(19.2)%	(3,054,017)	(25.4)%	(2,210,306)	(27.3)%	(4,712,972)	(731,442)	(34.6)%

Note:

(1)	Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,			For the Nine Months Ended September 30,
	2018	2019	2020	2020	2021
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands)
Cost of revenues	28,173	23,281	37,087	24,427	50,069	7,771
Sales and marketing expenses	11,499	14,269	40,808	28,728	38,195	5,928
General and administrative expenses	102,544	68,497	181,753	109,346	387,857	60,194
Research and development expenses	38,977	66,503	126,250	76,036	216,226	33,558

Total	181,193	172,550	385,898	238,537	692,347	107,451

Nine months ended September 30, 2021 compared to nine months ended September 30, 2020

Net revenues

Our net revenues increased by 66.7% from RMB8,158.8 million in the nine months ended September 30, 2020 to RMB13,602.9 million (US$2,111.1 million) in the nine months ended September 30, 2021. In addition, our paying ratio (average monthly paying user/average MAUs) increased from 7.6% in the nine months ended September 30, 2020 to 9.0% in the nine months ended September 30, 2021. We set forth below our key operating metrics.

	For the Year Ended December 31,			For the Nine Months Ended September 30,
	2018	2019	2020	2020	2021

	(in millions, except for percentages)
Average MAUs	87.0	117.5	185.8	180.4	242.5
Average monthly paying user	3.4	7.2	14.8	13.8	21.8
Paying ratio % (average monthly paying user/average MAUs)	3.9%	6.1%	8.0%	7.6%	9.0%

	For the Year Ended December 31,			For the Nine Months Ended September 30,
	2018	2019	2020	2020	2021
	RMB	RMB	RMB	RMB	RMB
Average monthly revenue per MAU(1)	4.0	4.8	5.4	5.0	6.2
Average monthly revenue per paying user(2)	87.6	60.7	48.7	50.7	45.1

Notes:

(1)	Numerator is the total net revenues.
(2)	Numerator includes only revenues from mobile games and VAS.

Mobile games. Our net revenues from mobile games increased by 3.3% from RMB3,673.7 million in the nine months ended September 30, 2020 to RMB3,795.6 million (US$589.1 million) in the nine months ended September 30, 2021. The increase was primarily due to the popularity of our newly operated exclusively distributed and jointly operated mobile games. As of September 30, 2021, we operated 57 exclusively distributed mobile games and hundreds of jointly operated mobile games.

VAS. Our net revenues from VAS increased by 94.0% from RMB2,598.4 million in the nine months ended September 30, 2020 to RMB5,040.4 million (US$782.3 million) in the nine months ended September 30, 2021, mainly attributable to our enhanced commercialization efforts, led by increases in the number of paying users for our premium membership program, live broadcasting services and other value-added services, attracted by the high quality and diversified content on our platform.

Advertising. Our net revenues from advertising increased by 162.0% from RMB1,120.3 million in the nine months ended September 30, 2020 to RMB2,935.8 million (US$455.6 million) in the nine months ended September 30, 2021. This increase was primarily attributable to the increasing number of advertisers, which was driven by further recognition of Bilibili’s brand name in China’s online advertising market as well as our offering of innovative, industry-tailored advertising solutions. The increase in our user base also attracted more advertisers to promote their products and services on our platform, especially for the advertisers who operate in our leading verticals, due to the greater exposure that the advertisements could enjoy on our platform. Our average MAU increased from 180.4 million in the nine months ended September 30, 2020 to 242.5 million in the nine months ended September 30, 2021.

E-commerce and Others. We had RMB766.3 million and RMB1,831.2 million (US$284.2 million) of e-commerce and other net revenues in the nine months ended September 30, 2020 and 2021, respectively. The increase was primarily attributable to the increase in sales of products on our e-commerce platform. As our user base increased and more users became engaged in interest-based sub-communities such as ACG, the demand for ACG related merchandise as well as content offering grew, which drove the increase in our revenues from e-commerce and others.

Cost of revenues

Our cost of revenues increased by 70.2% from RMB6,262.8 million in the nine months ended September 30, 2020 to RMB10,657.6 million (US$1,654.0 million) in the nine months ended September 30, 2021 as all components of cost of revenues increased due to our business growth and the expansion of our user base.

Revenue-sharing costs increased by 71.4% from RMB3,095.6 million in the nine months ended September 30, 2020 to RMB5,304.8 million (US$823.3 million) in the nine months ended September 30, 2021, primarily due to an increase in revenue-sharing payments made to hosts and content creators and an increase in payments made to distribution channels as we expanded our mobile games and VAS offerings.

Content costs increased by 64.1% from RMB1,138.9 million in the nine months ended September 30, 2020 to RMB1,868.6 million (US$290.0 million) in the nine months ended September 30, 2021 as we continued to expand and diversify our content offerings. We procured anime, documentaries, selected TV shows and movies to enrich our content library. Our investment in content costs has contributed to the growth in our users base and the number of average monthly paying user for VAS.

Server and bandwidth costs increased by 30.9% from RMB839.0 million in the nine months ended September 30, 2020 to RMB1,098.2 million (US$170.4 million) in the nine months ended September 30, 2021, primarily due to an increase in server and bandwidth capacity to keep pace with the expansion of our user base and the increase in active users, so as to support a massive and continuously increasing volume of data generated and video views happened on our platform every day.

E-commerce and other costs increased by 100.6% from RMB1,189.3 million in the nine months ended September 30, 2020 to RMB2,385.9 million (US$370.3 million) in the nine months ended September 30, 2021, primarily attributable to an increase in cost of goods sold associated with our e-commerce business and an increase in staff cost. As our user base increased and more users became engaged in interest-based sub-communities such as ACG, the demand for ACG related merchandise also grew, which drove the increase in our revenues from e-commerce. We endeavored to enlarge the types of goods and enrich the content available on our e-commerce platform.

Gross profit

As a result of the foregoing, we had gross profit of RMB2,945.3 million (US$457.1 million) in the nine months ended September 30, 2021, compared to gross profit of RMB1,896.1 million in the nine months ended September 30, 2020.

Operating expenses

Our total operating expenses increased by 78.4% from RMB4,133.7 million in the nine months ended September 30, 2020 to RMB7,374.9 million (US$1,144.6 million) in the nine months ended September 30, 2021, as we executed our management strategy to invest in the expansion of our user base and the growth of our business, which led to the increases in sales and marketing expenses, general and administrative expenses, as well as research and development expenses increased.

Sales and marketing expenses.

Our sales and marketing expenses increased by 63.2% from RMB2,471.4 million in the nine months ended September 30, 2020 to RMB4,033.2 million (US$626.0 million) in the nine months ended September 30, 2021, primarily attributable to increased channel and marketing expenses associated with our app and brand, as well as expenses associated with our mobile games’ promotion, and an increase in headcount in sales and marketing personnel. Our marketing and promotional expenses increased by 63.5% from RMB2,164.6 million in the nine months ended September 30, 2020 to RMB3,540.0 million (US$549.4 million) in the nine months ended September 30, 2021, primarily attributable to increased expenses associated with the promotion of our brand and other marketing activities and the promotion of our newly launched mobile games that are exclusively distributed on our platform. We launched a series of campaigns aimed at spreading the Bilibili brand name among a broader audience since the second quarter of 2020, and continue to launch more promotional activities this year, to help bring an uptick in brand perception and increase brand awareness across different demographics. Our marketing and promotional efforts also include placing advertisements for our newly launched mobile games that are exclusively distributed on our platform, such as Guardian Tales. As a result, our marketing and promotional expenses increased by 63.5% in the nine months ended September 30, 2021 compared with the nine months ended September 30, 2020.

General and administrative expenses.

Our general and administrative expenses increased by 105.2% from RMB633.3 million in the nine months ended September 30, 2020 to RMB1,299.4 million (US$201.7 million) in the nine months ended September 30, 2021. The increase was primarily attributable to an increase in headcount in general and administrative personnel, and increase in share-based compensation expenses for these personnel, allowance for doubtful accounts, rental expenses and other general and administrative expenses.

Research and development expenses.

Our research and development expenses increased by 98.5% from RMB1,029.0 million in the nine months ended September 30, 2020 to RMB2,042.2 million (US$317.0 million) in the nine months ended September 30, 2021, primarily due to an increase in headcount in research and development personnel and an increase in share-based compensation expenses for these personnel.

Loss from operations

As a result of the foregoing, we incurred loss from operations of RMB4,429.5 million (US$687.5 million) in the nine months ended September 30, 2021, compared to loss from operations of RMB2,237.6 million in the nine months ended September 30, 2020.

Other income/(expenses)

Investment income/(loss), net. Net investment income primarily includes return earned on financial products issued by banks and other financial institutions, return from investments in money market funds, and the fair value change of investments in publicly traded companies. We had net investment income of RMB19.2 million and net investment loss of RMB100.9 million (US$15.7 million) in the nine months ended September 30, 2020 and 2021, respectively.

Interest income. Interest income primarily represents interest earned on cash and cash equivalents and time deposits. We had interest income of RMB68.3 million and RMB43.8 million (US$6.8 million) in the nine months ended September 30, 2020 and 2021, respectively.

Interest expense. Interest expense primarily represents interest payment and amortized issuance costs related to long-term debt. We had interest expense of RMB73.8 million and RMB105.4 million (US$16.4 million) in the nine months ended September 30, 2020 and 2021, respectively, primarily attributable to interest expense related to our 2027 Notes issued in June 2020 and our 2026 Notes issued in April 2019.

Income tax

We recorded income tax of RMB62.5 million (US$9.7 million) in the nine months ended September 30, 2021, compared to RMB38.6 million in the nine months ended September 30, 2020.

Net loss

As a result of the foregoing, we incurred net loss of RMB4,713.0 million (US$731.4 million) in the nine months ended September 30, 2021, compared to net loss of RMB2,210.3 million in the nine months ended September 30, 2020.

Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the periods presented:

	For the Year Ended December 31,			For the Nine Months Ended September 30,
	2018	2019	2020	2020	2021
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Statements of Cash Flow Data:
Net cash provided by/(used in) operating activities	737,286	194,551	753,103	338,321	(2,024,278)	(314,161)
Net cash used in investing activities	(3,196,394)	(3,958,277)	(8,906,821)	(7,524,533)	(12,094,503)	(1,877,035)
Net cash provided by financing activities	4,974,810	5,078,842	8,335,419	8,368,151	20,051,892	3,112,005
Effect of exchange rate changes on cash and cash equivalents held in foreign currencies	261,447	107,513	(466,252)	(217,128)	(140,983)	(21,885)

Net increase/(decrease) in cash and cash equivalents	2,777,149	1,422,629	(284,551)	964,811	5,792,128	898,924
Cash and cash equivalents at beginning of the year/period	762,882	3,540,031	4,962,660	4,962,660	4,678,109	726,031

Cash and cash equivalents at end of the year/period	3,540,031	4,962,660	4,678,109	5,927,471	10,470,237	1,624,955

As of December 31, 2018, 2019 and 2020, respectively, our cash and cash equivalents were RMB3,540.0 million, RMB4,962.7 million and RMB4,678.1 million. As of September 30, 2021, our cash and cash equivalents were RMB10,470.2 million (US$1,625.0 million). Our cash and cash equivalents primarily consist of cash on hand, demand deposits placed with large reputable banks in the United States and China, and highly liquid investments that are readily convertible to known amounts of cash and with original terms of three months or less. We entered into several one-year revolving loan facilities with an aggregate principal amount of RMB1,400.0 million provided by certain financial institutions as of September 30, 2021. As of September 30, 2021, such credit facility had been utilized for RMB945.9 million.

Our principal sources of liquidity have been cash generated from operating activities, as well as the proceeds we received from our public offerings of ordinary shares, our offerings of convertible senior notes and other financing activities. Our financing activities primarily consist of issuance and sale of our shares and convertible senior notes to investors. In April 2019, we issued US$500 million in an aggregate principal amount of convertible senior notes due 2026, or the 2026 Notes. Concurrently with the issuance of 2026 Notes, we also completed a registered offering of ADSs, where we offered 14,173,813 ADSs at a price of US$18.00 per ADS. We raised from the 2026 Notes and the concurrent registered offering of ADSs a total of US$733.9 million in net proceeds after deducting commissions and offering expenses. In April 2020, we issued 17,310,696 Class Z ordinary shares to Sony Corporation of America for its investment of US$399.4 million (RMB2,817.5 million) in cash after deducting transaction expenses. In June 2020, we issued US$800 million in aggregate principal amount of convertible senior notes due 2027, or the 2027 Notes. We raised from the 2027 Notes US$786.1 million (RMB5,594.8 million) after deducting commissions and offering expenses. In March and April 2021, in connection with our Hong Kong secondary listing, we issued 28,750,000 Class Z Ordinary Shares (including over-allotment of an aggregate of 3,750,000 Class Z ordinary shares in April 2021), consisting of an international offering of 28,000,000 Class Z ordinary shares and a Hong Kong public offering of 750,000 Class Z ordinary shares. We raised from the Global Offering approximately HK$22.9 billion (RMB19.3 billion), after deducting underwriting expenses and other offering expenses.

We believe that our current cash and cash equivalents and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements and capital expenditures for at least the next 12 months. However, we may enhance our liquidity position or increase our cash reserve for future investments through additional capital and finance funding. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

As of September 30, 2021, 19% of our cash and cash equivalents were held in China, and 3% were held by our VIEs and denominated in Renminbi. Although we consolidate the results of our VIEs and their subsidiaries, we only have access to the assets or earnings of our VIEs and their subsidiaries through our contractual arrangements with our VIEs and their shareholders. See “Offering Summary—Corporate History and Structure.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “Offering Summary—Holding Company Structure.”

Operating activities

Net cash used in operating activities in the nine months ended September 30, 2021 was RMB2,024.3 million (US$314.2 million), as compared to net loss of RMB4,713.0 million (US$731.4 million) in the same period. The difference was primarily due to an increase of RMB357.0 million (US$55.4 million) in accounts receivable and an increase of RMB1,230.3 million (US$190.9 million) in prepayments and other assets, partially offset by an increase of RMB698.0 million (US$108.3 million) in accounts payable, an increase of RMB509.2 million (US$79.0 million) in deferred revenue and an increase of RMB189.4 million (US$29.4 million) in accrued liabilities and other payables. The changes in working capital were attributable to our business expansion, particularly, the expansion of our mobile games operations and VAS offerings, and the increase in sales and marketing expenses. The principal non-cash items affecting the difference between our net loss and our net cash used in operating activities in the nine months ended September 30, 2021 were RMB1,719.7 million (US$266.9 million) in depreciation and amortization of property and equipment and intangible assets, and RMB692.3 million (US$107.5 million) in share-based compensation expenses.

Investing activities

Net cash used in investing activities in the nine months ended September 30, 2021 was RMB12.1 billion (US$1.9 billion), primarily due to purchase of short-term investments, primarily including money market funds, financial products with variable interest rates referenced to performance of underlying assets issued by commercial banks or other financial institutions and publicly traded companies of RMB45.8 billion (US$7.1 billion), placements of time deposits of RMB6.6 billion (US$1.0 billion), cash paid for long-term investments including loans of RMB4.3 billion (US$669.1 million), and purchase of intangible assets of RMB2.0 billion (US$312.9 million), which primarily consist of licensed copyrights of video content, partially offset by proceeds from maturities of short term investments of RMB40.2 billion (US$6.2 billion) and maturity of time deposits of RMB6.7 billion (US$1.0 billion).

Financing activities

Net cash provided by financing activities in the nine months ended September 30, 2021 was RMB20.1 billion (US$3.1 billion), primarily attributable to the proceeds we received from our Global Offering of approximately RMB19.3 billion (US$3.0 billion).

Capital expenditures

Our capital expenditures are primarily incurred for purchases of intangible assets and property and equipments. Our capital expenditures were RMB2,619.0 million (US$406.5 million) in the nine months ended September 30, 2021. Purchases of intangible assets, which primarily consist of licensed copyrights of video content, accounted for 77.0% of our total capital expenditures in the nine months ended September 30, 2021.

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2020:

		Payment due by December 31,
	Total	2021	2022	2023	2024	After
			(in RMB thousands)
Operating lease commitments(1)	496,433	156,869	171,923	106,253	43,575	17,813
Long-term debt obligations(2)	9,151,355	110,108	110,108	110,108	110,108	8,710,923
Purchase obligation(3)	622,500	377,500	200,000	45,000	—	—

Total	10,270,288	644,477	482,031	261,361	153,683	8,728,736

Notes:

(1)	Operating lease commitments consist of the commitments under the lease agreements for our office premises.
(2)	Long-term debt obligations consist of the principal amount and cash interests in connection with the 2026 Notes and 2027 Notes.
(3)

Purchase obligation consists of the commitment under the contract signed in September 2020 to purchase the three-year license for live broadcasting the League of Legends World Championship in China starting from 2020 at an aggregate purchase price of RMB800 million (US$124.2 million). The unpaid purchase price was RMB395 million (US$61.3 million) as of September 30, 2021.

Other than as shown above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2020.